UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on September 9, 2012, entitled "Statoil: Recommendation from Statoil's nomination committee ".

Statoil: Recommendation from Statoil's nomination committee

The nomination committee in Statoil (OSE:STL, NYSE:STO) recommends that the company's corporate assembly elects Børge Brende and Marjan Oudeman as new members of Statoil's board of directors. Furthermore, the nomination committee recommends board member Grace Reksten Skaugen as new deputy chair of Statoil's board of directors.

In the corporate assembly meeting 13 June 2012, Svein Rennemo was re-elected as chairman and Marit Arnstad as deputy chair, while Grace Reksten Skaugen, Roy Franklin, Jakob Stausholm, Lady Barbara Judge and Bjørn Tore Godal were re-elected as board members.

The nomination committee did at the same time inform of its intention to propose an expansion of the board of directors with one new board member. The work of the nomination committee was still ongoing at this time, and it was therefore informed that an additional election will be held as soon as possible.

In a stock exchange notification published 20 June 2012, information was given about board member Marit Arnstad's resignation from the board, effective immediately. On this basis, the nomination committee has worked to identify two candidates to the board, as well as a candidate to the role as the board's deputy chairman.

Børge Brende is a Norwegian citizen. He is a managing director and member of the managing board in World Economic Forum. Brende has extensive international and political experience, including as a former Norwegian cabinet minister of trade and industry (2004 - 2005) and a Norwegian cabinet minister of the environment (2001 - 2004). Brende has also been the secretary-general of Norwegian Red Cross and chair of the UN commission on sustainable development.

Marjan Oudeman is a Dutch citizen. She is a member of the executive committee in Akzo Nobel, the world's biggest producer of global paints and coatings and a leading producer of specialty chemicals, with operations in more than 80 countries. Oudeman has extensive operational and leadership experience in line management roles within the steel industry, as well as significant international business experience.

The election to Statoil's board of directors takes place in the company's corporate assembly Friday 14 September 2012. It is proposed that the election enters into effect from 15 September 2012 until the next ordinary election of shareholder-representatives to the board of directors in 2013.

Contacts:

  Olaug Svarva, chair of the nomination committee
  All enquiries to be directed through Statoil Corporate Press Office, Jannik Lindbæk, Tel: +47 977 55 622.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 9, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer